February 4, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Mail Stop 6010
100 F St. N.E.
Washington, D.C. 20549

Attention:              Jeff Jaramillo, Accounting Branch Chief
Andri Boerman, Staff Accountant
Jay Webb, Accounting Reviewer

Re:                          Integrated Device Technology, Inc.
Form 10-K for the fiscal year ended March 29, 2009
Filed May 20, 2009
File No. 000-12695

Dear Mr. Webb,

We are in receipt of your comment letter dated January 19, 2010 with respect to the above-referenced filing of Integrated Device Technology, Inc. (“IDT”).

We understand that the purpose of your review is to assist IDT in complying with applicable disclosure requirements and to enhance the overall disclosure in our filings.  We appreciate having the benefit of your comments.  Where appropriate, we have provided examples of how our enhanced disclosures would look, the supplemental information you requested, and our additional comments.  The responses set forth in this letter have been sequenced to correspond to the numbered comments in your letter.  For ease of reference, we have included your original comments along with our responses.

1.
Comment: We note that you have not disclosed the corporate performance goals that must be achieved in order for named executive officers to receive bonus awards under the Incentive Compensation Plan.  Please provide such disclosure in your future filings, as applicable.  To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion.  If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b).  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretation available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: In response to the Staff’s comment, the Company will disclose in future filings targets with respect to corporate performance goals except where disclosure of such targets is not material to an understanding of the Company's compensation policies and programs.

2.
Comment: We note that your disclosure that “The fair values assigned to tangible and intangible assets acquired and liabilities assumed (in connection with the acquisition of certain assets of Silicon Optix) are based on management estimates and assumptions, including third-party valuations”.  Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response: In response to the Staff’s comment, we respectfully advise as follows:

The Company utilizes a third party valuation firm to assist in its purchase price allocation, for an estimate of the fair values of certain assets acquired. The valuation firm assists management in the preparation of the models to determine the fair values of certain assets acquired.  The valuation firm also assists the Company to obtain external data for comparative market analyses and compilation of similar transactions as corroboration of the overall valuation.  However, all Company-specific data and analytics including estimates and assumptions used in the valuations are prepared by the Company.   Management takes full responsibility for this data, the cash-flow models, the related analytics, and the ultimate results of the valuation work including final fair values assigned to assets acquired.

Management understands the requirements of SEC Rule 436(b) of Regulation C.  In future filings, the Company will omit reference to use of experts with respect to its valuation work unless the level of such work constitutes an engagement on which the valuation firm is providing an opinion and to which it can provide its consent to be named as an expert.

3.
Comment: We note that on April 30, 2009, you signed a definitive agreement to divest certain assets related to your network search engine business to Netlogic Microsystems.  Please explain to us why you did not classify the assets (to be sold to Netlogic Microsystems) as assets held for sale herein and in your Form 10-Q for the fiscal quarter ended June 28, 2009.  Refer to FASB ASC 360-10-45-9 for the guidance for initial criteria for classification as held for sale.  Also, tell us how you believe the guidance at FASB ASC 205-20-45 impacts your accounting and disclosure requirements for the transaction.

Response: In response to the Staff’s comment, we respectfully advise as follows:

In April of 2009, the Company received an unsolicited offer from Netlogic Microsystems (Netlogic) to purchase certain assets related to its network search engine business (NWD Assets).   The definitive agreement to sell the NWD Assets was signed on April 30, 2009.  The definitive agreement contained certain conditions for the completion of the sale including, but not limited to, obtaining all necessary consents, approvals and waivers from various government authorities, including a filing under Hart-Scott-Rodino Act (HSR) with the Federal Trade Commission (FTC) and the Department of Justice.  The approval process, including the initial HSR filing and the FTC’s review of the proposed sale of the NWD Assets and the subsequent withdrawal and re-filing to extend the time for the FTC’s review, was not considered by management to be perfunctory and in management’s judgment raised sufficient doubt as to whether the sale of the NWD division was probable as of June 28, 2009.  The waiting period for the Company’s HSR filing did not expire until July 13, 2009.  Had the FTC objected to the sale of the NWD Assets to Netlogic, the Company had no plans to market the NWD Assets to other buyers, but instead intended to continue to operate the business, as it originally planned, prior to the receipt of the unsolicited offer from Netlogic.   In light of the circumstances described above, the Company concluded that criteria specified in FASB ASC 360-10-45-9 subparagraphs 30(d) and 30(f) were not met in order for a long-lived asset (disposal group) to be classified as held for sale in the Company’s Form 10-Q for the fiscal quarter ended June 28, 2009.

In addition, we respectfully advise that the long-term assets sold to Netlogic as part of the close of the transaction had net carrying value of $0.6 million as of June 28, 2009, which represented approximately 0.25% of total long-term assets and less than 0.9% of property, plant and equipment as of that date.  As such, even if the sale of the NWD Assets to NetLogic was probable under criteria specified in FASB ASC 360-10-45-9, the amount of long-term assets would not be material to the Company’s financial statements.

As the NWD Assets were neither sold nor classified as held for sale at June 28, 2009 based on the above, the Company concluded the guidance at FASB ASC 205-20-45 was not applicable.

4.
Comment: In future filings, please revise the certifications to present them in the exact form as set forth in Item 601 (b)(31) of Regulation S-K.  For example, remove the name of the registrant from the first sentence and include it in paragraph 1 of the certification.

Response: In response to the Staff’s comment, we respectfully advise that, in future filings, we will revise the certifications and present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

5.
Comment: We note in the second quarter of fiscal 2010, you elected to true up your stock based compensation expense upon termination of employment at the forfeiture date rather than the vest date.  Please clarify what you mean by truing up at the forfeiture date rather than the vest date.  Further explain to us why your election of such accounting is appropriate under U.S.GAAP.  Cite the specific guidance to support your conclusions.

Response: In response to the Staff’s comment, we respectfully advise as follows:

The Company accounts for stock based compensation in accordance with ASC 718.  Specifically relating to forfeitures, the Company has been consistently following ASC 718-10-35-3.  The use of the term "elected" in our disclosure may not have been the most appropriate choice of words. This term could be construed to indicate that a change in accounting had occurred when, in fact, we have only adjusted the way in which we estimate our forfeitures when using a new feature provided by our stock administration software.

The Company uses a widely accepted stock administration system to assist in the accounting for stock-based compensation. The Company upgraded this stock administration system in the second quarter of fiscal 2010, which, among other benefits, added additional functionality around the tracking of forfeitures.    The enhanced functionality does not change any of the accounting policies and principles which the Company has been consistently following.  Rather, it allows the Company to simplify its process for estimating future forfeitures, improve accuracy of estimated forfeitures and track changes in actual forfeiture rates more timely.

As a result of our analysis of existing forfeiture information, the Company recorded an adjustment to compensation expense in the current quarter and, therefore, the impact was highlighted in the Company's quarterly filing.  We believe, the true-up of the forfeitures that occurred in the quarter as a result of this change was not material to any period being presented.

Please be advised that the Company will revise its future filings, when applicable, by changing the disclosure as follows:

"In the second quarter of fiscal 2010, the Company changed the way in which it determines and applies its forfeiture estimates, and as a result, reduced its compensation expense by $1.5 million during the quarter.  The change is not expected to have a significant impact on future periods' stock-based compensation expense.   The Company continues to attribute the value of stock-based compensation to expense using an accelerated method."

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, you may contact Maciej Kurzymski, Corporate Controller at (408)-284-4553 or me at (408)-284-8491.

Sincerely,

INTEGRATED DEVICE TECHNOLOGY, INC.
/S/ RICHARD D. CROWLEY, JR. Richard D. Crowley, Jr. Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

cc:
Ted Tewksbury, President and Chief Executive Officer
Gordon Parnell, Chairman of the Audit Committee
Tye Thorson, PricewaterhouseCoopers LLP